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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            MECKLERMEDIA CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            MECKLERMEDIA CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  584007-10-8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                ALAN M. MECKLER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            MECKLERMEDIA CORPORATION
                               20 KETCHUM STREET
                          WESTPORT, CONNECTICUT 06880
                                 (203) 226-6967
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                          WILLIAM J. GRANT, JR., ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 728-8000

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     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9, initially filed on October 15, 1998 (as amended, the "Schedule 14D-9"), of Mecklermedia Corporation, a Delaware corporation (the "Company"), relates to the offer by Internet World Media, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Penton Media, Inc. ("Parent"), a Delaware Corporation, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares") of the Company, at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent, dated October 15, 1998, and in the related Letter of Transmittal. This Schedule 14D-9 is being filed on behalf of the Company.

ITEM 3. IDENTITY AND BACKGROUND.

     The fourth paragraph of Item 3(b) is hereby amended and restated in its entirety as follows:

     Interests of Certain Persons in the Transaction. Certain members of the Company's management and Board of Directors, including Mr. Alan M. Meckler, the Company's Chairman and Chief Executive Officer, may be deemed to have certain interests in the Merger or the iWorld Transaction that are in addition to their interests as stockholders of the Company generally. The Company's Board of Directors (the "Board") was aware of and discussed these interests in connection with its consideration and approval of the Merger Agreement and the iWorld Transaction. In considering the recommendation of the Board with respect to the Offer and the Merger, the stockholders of the Company should be aware of these interests which may present actual or potential conflicts of interest.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4(b)(i) is hereby amended and supplemented by replacing the fifth paragraph thereof in its entirety with the following:

     Parent's decision to retain only a part of the Company's Internet Web site business (the "Web Site") was based on Parent's belief that its operation of the Web Site would be inconsistent with Parent's strategic direction. In particular, Parent's core competencies, and its primary motivation for its acquisition of the Company, lie in industry trade shows and print publications. Similarly, Parent does not believe it currently has the required expertise to maximize the Web Site's potential. Furthermore, while Parent does maintain several Web sites, their primary function is to act as a medium of advertising and publicity for Parent's print publications and trade shows. The Company and Mr. Meckler, however, believe that the Web Site, which is narrowly tailored to attract Internet industry experts and is designed to operate as a stand-alone operating business in addition to supporting the Company's print publications and trade shows, fills an important niche in the Internet industry and is a prototype of a business-to-business Internet publication model which is capable of deriving significant revenues from advertising, electronic commerce, licensing, subscription and other Internet-related activities. Parent was also unwilling to commit the substantial resources to the Web Site which Parent, Mr. Meckler and the Company believe will be necessary in order for the Web Site to become profitable, and did not wish to record the negative effect of the Web Site's net losses on Parent's earnings (see below). Parent was reluctant, however, to divest itself entirely of the Web Site following consummation of the Merger due to the strategic importance of the Web Site to the Company's trade show and print publication businesses, particularly in promoting and distributing information on the trade shows and print publications, attracting on-line subscriptions to the print publications and attracting on-line registrations for the trade shows. Parent also wished to retain the possibility of sharing in the Web Site's potential to generate earnings in the future.

     The parties' willingness to enter into a letter of intent pursuant to which Mr. Meckler would purchase a 50% equity interest in the Web Site from Parent following the consummation of the Merger was substantially based, therefore, on
(i) Mr. Meckler's beliefs about the potential future profitability of, and his desire to continue to develop, the Web Site, (ii) Parent's desire to maintain a partial interest in the Web Site and (iii) Parent's belief that Mr. Meckler was a uniquely qualified and particularly desirable purchaser and manager of the Web Site due to (A) his willingness to purchase a portion of the Web Site, which eliminated Parent's need to incur the expense of finding a qualified third-party buyer, (B) his experience in managing and realizing the potential of the Web Site, (C) the fact that Parent was able, as part of the overall transaction, to negotiate a services agreement with
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Mr. Meckler to continue the Web Site's support of the trade shows and print publications to be acquired by Parent, (D) the fact that, as set forth in Item 8 below, Mr. Meckler was willing to pay a price for his equity interest in the Web Site that was considerably higher than the price which the Company's historic accounting treatment of, and acquisition costs for, the Web Site would indicate to be a fair price, and (E) the fact that, as a result of tendering his Shares in the Offer, Mr. Meckler would have ready access to funds to finance the purchase of his equity interest in the Web Site.

     Following a due diligence review by Parent of the Company, negotiations of the Merger Agreement and the related agreements commenced on September 27, 1998, when the Company furnished Parent with a draft of a merger agreement. During the course of negotiations, Parent raised a concern that had arisen in the course of its accounting due diligence review. Parent indicated its ownership of a 20% or greater interest in the entity that would operate the Web Site would require that Parent reflect its pro-rata share of income or loss of the Web Site in Parent's consolidated financial statements. Because the Web Site had historically operated at a net loss, such accounting treatment would have had an immediate and substantial negative effect on Parent's earnings, whereas reducing its ownership of the Web Site to less than 20% would enable Parent to exclude the Web Site's results from Parent's consolidated earnings. Mr. Meckler then indicated that he would be willing to purchase an increased equity interest in the Web Site; as a result, Parent and Mr. Meckler agreed that Parent would increase the percentage ownership it would sell to Mr. Meckler in the Web Site to 80.1% in exchange for an increase in the sales price to $18 million and the issuance to Parent of a three-year warrant to increase Parent's investment in the Web Site in the future by an additional 10%, thus permitting Parent to share to a greater extent in the Web Site's potential future growth. The price per Share remained at $29.00 at all times during the course of the negotiations regarding the Web Site.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby amended and supplemented by inserting the following at the end thereof:

     (d) Additional Fairness Considerations

     Mr. Meckler has stated, both in meetings with Parent and in presentations to the Company's Board of Directors, that he believes that the Offer, the Merger and the iWorld Transaction taken together are, and the iWorld Transaction itself is, fair to the Company and to the Company's unaffiliated security holders, including the $18 million consideration to be paid by Mr. Meckler for an 80.1% equity interest in iWorld. In addition to the factors described in Item 4 of this Schedule 14D-9, in determining that the iWorld Transaction was fair, Mr. Meckler also considered (i) that the agreed $22.5 million valuation of iWorld (based on his payment of $18 million for an 80.1% equity interest in iWorld) is significantly higher than the valuation of iWorld obtained by reference to the Company's historical accounting treatment of the assets which will be contributed to iWorld following the consummation of the Merger, including the fact that the agreed $22.5 million valuation represents a multiple of greater than six times the revenues and three times the tangible assets of the Web Site for the fiscal year ended September 30, 1998, and represents a value per page view on the Web Site which is substantially greater than the average price per page view paid by the Company to acquire the Web sites constituting the Web Site since 1995 and (ii) that his agreeing to purchase an 80.1% interest in iWorld was deemed necessary in order to (a) reach a definitive agreement with Parent regarding the purchase of the Company (in light of Parent's reluctance to retain a 20% or greater equity interest in iWorld due to the resulting negative impact of iWorld's financial results on those of Parent) and (b) maximize the consideration per share to be paid to the Company's stockholders in the Offer and Merger. Mr. Meckler's stated belief regarding the fairness of the Offer, the Merger and the iWorld Transaction does not constitute a recommendation by Mr. Meckler in his personal capacity that the Company pursue such transactions or that any stockholder of the Company accept the Offer or vote to approve such transactions.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding the following:

     Exhibit 13  Letter to Stockholders of the Company, dated November 12,
1998.**

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Mecklermedia Corporation

                                          By: /s/ ALAN M. MECKLER
                                            ------------------------------------
                                            Name: Alan M. Meckler
                                              Title:  Chairman of the Board
                                                and Chief Executive Officer

Dated: November 12, 1998

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                               INDEX TO EXHIBITS


Exhibit No.       Exhibit
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   13             Letter to Stockholders of the Company, dated
                  November 12, 1998